

New York Stock Exchange
11 Wall Street
New York, NY 10005

November 13, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the following securities of SHELL INTERNATIONAL FINANCE B.V. guaranteed by ROYAL DUTCH SHELL PLC, under the Exchange Act of 1934.

- 3.500% Guaranteed Notes due 2023

- 3.875% Guaranteed Notes due 2028

- Floating Rate Guaranteed Notes due 2023

Sincerely,